SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                          HA-LO Industries, Inc.
                             (Name of Issuer)

                        Common Stock, no par value
                      (Title of Class of Securities)

                                404429 10 2
                              (CUSIP Number)

                             Seymour N. Okner
                              701 Lee Street
                          Des Plaines, IL  60016
                              (847) 803-1931
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             January 23, 1997
          (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check
   the following box.                                                /   /

   Check the following box if a fee is being paid with the statement. /  /

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   Exhibit index appears at end of text.

                      (Continued on following pages)



                                                     Page 1  of 18 Pages

   1.    Name of Reporting Person:

               Seymour N. Okner

   2.    Check the Appropriate Box if a Member of a Group:  (a)  /   /
                                                            (b)  / X /

   3.    SEC Use Only


   4.    Source of Funds:  OO

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):                /   /

   6.    Citizenship or Place of Organization:  United States Citizen

   Number of         7.    Sole Voting Power:            964,201
   Shares
   Beneficially
   Owned By Each     8.    Shared Voting Power:          -0-
   Reporting
   Person
   With              9.    Sole Dispositive Power:       964,201


                     10.   Shared Dispositive            -0-
                           Power:


   11.   Aggregate Amount Beneficially Owned by Each Reporting
         Person:

                     964,201

   12.   Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares:                                         /   /

   13.   Percent of Class Represented by Amount in Row (11):

                     4.9%

   14.   Type of Reporting Person:  IN



                                                     Page 2  of 18 Pages

   1.    Name of Reporting Person:

               Samuel P. Okner Family Trust

   2.    Check the Appropriate Box if a Member of a Group:  (a)  /   /
                                                            (b)  / X /

   3.    SEC Use Only


   4.    Source of Funds:  OO

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):                /   /

   6.    Citizenship or Place of Organization:  Illinois

   Number of         7.    Sole Voting Power:            502,031 (1)
   Shares
   Beneficially
   Owned By Each     8.    Shared Voting Power:          -0-
   Reporting
   Person
   With              9.    Sole Dispositive Power:       502,031 (1)


                     10.   Shared Dispositive            -0-
                           Power:

   11.   Aggregate Amount Beneficially Owned by Each Reporting
         Person:

                     502,031

   12.   Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares:                                         /   /

   13.   Percent of Class Represented by Amount in Row (11):

                     2.6%

   14.   Type of Reporting Person:  OO - Trust




        (1)Power is exercised through its Trustees, Samuel P. Okner and Anne Okner.


                                                     Page 3  of 18 Pages

   1.    Name of Reporting Person:

               Ellyn Robbins Family Trust

   2.    Check the Appropriate Box if a Member of a Group:  (a)  /   /
                                                            (b)  / X /

   3.    SEC Use Only


   4.    Source of Funds:  OO

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):                /   /

   6.    Citizenship or Place of Organization:  Illinois

   Number of         7.    Sole Voting Power:            310,781 (1)
   Shares
   Beneficially
   Owned By Each     8.    Shared Voting Power:          -0-
   Reporting
   Person
   With              9.    Sole Dispositive Power:       310,781 (1)


                     10.   Shared Dispositive            -0-
                           Power:

   11.   Aggregate Amount Beneficially Owned by Each Reporting
         Person:

                     310,781

   12.   Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares:                                         /   /

   13.   Percent of Class Represented by Amount in Row (11):

                     1.6%

   14.   Type of Reporting Person:  OO - Trust




        (1)Power is exercised through its Trustees, Ellyn Robbins and Anne Okner.


                                                     Page 4  of 18 Pages

   1.    Name of Reporting Person:

               Joel C. Okner Family Trust

   2.    Check the Appropriate Box if a Member of a Group:  (a)  /   /
                                                            (b)  / X /

   3.    SEC Use Only


   4.    Source of Funds:  OO

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):                /   /

   6.    Citizenship or Place of Organization:  Illinois

   Number of         7.    Sole Voting Power:            454,219 (1)
   Shares
   Beneficially
   Owned By Each     8.    Shared Voting Power:          -0-
   Reporting
   Person
   With              9.    Sole Dispositive Power:       454,219 (1)


                     10.   Shared Dispositive            -0-
                           Power:

   11.   Aggregate Amount Beneficially Owned by Each Reporting
         Person:

                     454,219

   12.   Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares:                                         /   /

   13.   Percent of Class Represented by Amount in Row (11):

                     2.3%

   14.   Type of Reporting Person:  OO - Trust





        (1)Power is exercised through its Trustees, Joel C. Okner and Anne Okner.


                                                     Page 5  of 18 Pages

   1.    Name of Reporting Person:

               Samuel P. Okner

   2.    Check the Appropriate Box if a Member of a Group:  (a)  /   /
                                                            (b)  / X /

   3.    SEC Use Only


   4.    Source of Funds:  OO

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):                /   /

   6.    Citizenship or Place of Organization:  United States Citizen

   Number of         7.    Sole Voting Power:            318,730
   Shares
   Beneficially
   Owned By Each     8.    Shared Voting Power:          502,031 (1)
   Reporting
   Person
   With              9.    Sole Dispositive Power:       318,730


                     10.   Shared Dispositive            502,031 (1)
                           Power:

   11.   Aggregate Amount Beneficially Owned by Each Reporting
         Person:

                     820,761

   12.   Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares:                                         /   /

   13.   Percent of Class Represented by Amount in Row (11):

                     4.2%

   14.   Type of Reporting Person:  IN




        (1)Solely in his capacity as co-Trustee of the Samuel P. Okner Family Trust.


                                                     Page 6  of 18 Pages

   1.    Name of Reporting Person:

               Ellyn Robbins

   2.    Check the Appropriate Box if a Member of a Group:  (a)  /   /
                                                            (b)  / X /

   3.    SEC Use Only


   4.    Source of Funds:  OO

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):                /   /

   6.    Citizenship or Place of Organization:  United States Citizen

   Number of         7.    Sole Voting Power:            -0-
   Shares
   Beneficially
   Owned By Each     8.    Shared Voting Power:          310,781 (1)
   Reporting
   Person
   With              9.    Sole Dispositive Power:       -0-


                     10.   Shared Dispositive            310,781 (1)
                           Power:

   11.   Aggregate Amount Beneficially Owned by Each Reporting
         Person:

                     310,781

   12.   Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares:                                         /   /

   13.   Percent of Class Represented by Amount in Row (11):

                     1.6%

   14.   Type of Reporting Person:  IN




        (1)Solely in her capacity as co-Trustee of the Ellyn Robbins
   Family Trust.


                                                     Page 7  of 18 Pages

   1.    Name of Reporting Person:

               Joel C. Okner

   2.    Check the Appropriate Box if a Member of a Group:  (a)  /   /
                                                            (b)  / X /

   3.    SEC Use Only


   4.    Source of Funds:  OO

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):                /   /

   6.    Citizenship or Place of Organization:  United States Citizen

   Number of         7.    Sole Voting Power:            -0-
   Shares
   Beneficially
   Owned By Each     8.    Shared Voting Power:          454,219 (1)
   Reporting
   Person
   With              9.    Sole Dispositive Power:       -0-


                     10.   Shared Dispositive            454,219 (1)
                           Power:

   11.   Aggregate Amount Beneficially Owned by Each Reporting
         Person:

                     454,219

   12.   Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares:                                         /   /

   13.   Percent of Class Represented by Amount in Row (11):

                     2.3%

   14.   Type of Reporting Person:  IN




        (1)Solely in his capacity as co-Trustee of the Joel C. Okner
   Family Trust.


                                                     Page 8  of 18 Pages

   1.    Name of Reporting Person:

               Anne Okner

   2.    Check the Appropriate Box if a Member of a Group:  (a)  /   /
                                                            (b)  / X /

   3.    SEC Use Only


   4.    Source of Funds:  OO

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):                /   /

   6.    Citizenship or Place of Organization:  United States Citizen

   Number of         7.    Sole Voting Power:          31
   Shares
   Beneficially
   Owned By Each     8.    Shared Voting Power:        1,267,031 (1)
   Reporting
   Person
   With              9.    Sole Dispositive Power:     31


                     10.   Shared Dispositive          1,267,031 (1)
                           Power:

   11.   Aggregate Amount Beneficially Owned by Each Reporting
         Person:

                     1,267,062

   12.   Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares:                                         /   /

   13.   Percent of Class Represented by Amount in Row (11):

                     6.4%

   14.   Type of Reporting Person:  IN


        (1)Solely in her capacity as co-Trustee of the Samuel P. Okner Family Trust with respect to 502,031 Shares. Solely in her capacity as co-Trustee of the Ellyn Robbins Family Trust with respect to 310,781 Shares. Solely in her capacity as co-Trustee of the Joel C. Okner Family Trust with respect to 454,219 Shares.


                                                     Page 9  of 18 Pages

   1.    Name of Reporting Person:

               Debra Okner

   2.    Check the Appropriate Box if a Member of a Group:  (a)  /   /
                                                            (b)  / X /

   3.    SEC Use Only


   4.    Source of Funds:  OO

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):                /   /

   6.    Citizenship or Place of Organization:  United States Citizen

   Number of         7.    Sole Voting Power:            31
   Shares
   Beneficially
   Owned By Each     8.    Shared Voting Power:          -0-
   Reporting
   Person
   With              9.    Sole Dispositive Power:       31


                     10.   Shared Dispositive            -0-
                           Power:

   11.   Aggregate Amount Beneficially Owned by Each Reporting
         Person:

                     31

   12.   Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares:                                         /   /

   13.   Percent of Class Represented by Amount in Row (11):

                     0.0%

   14.   Type of Reporting Person:  IN




                                                    Page 10  of 18 Pages

   This statement constitutes Amendment No. 1 to the Statement on
   Schedule 13D filed October 9, 1996 on behalf of Seymour N. Okner, the Samuel P. Okner Family Trust, the Ellyn Robbins Family Trust, the Joel C. Okner Family Trust, Samuel P. Okner, Ellyn Robbins, Joel C. Okner, Anne Okner and Debra Okner (the "Reporting Persons") in connection with the beneficial ownership of the Common Stock, no par value (the "Shares"), of HA-LO Industries, Inc., an Illinois corporation (the "Company")


   1.    Item 4.  Purpose of Transaction, is hereby amended as follows:

         The following paragraph is added immediately before the last paragraph of Item 4:

         The Company's Registration Statement on Form S-3 (Registration No. 333-19301) (the "First Shelf Registration Statement") was declared effective by the Securities and Exchange Commission on January 23, 1997, satisfying the Company s obligation pursuant to the Registration Rights Agreement (as defined below) to register, on behalf of the Reporting Persons, among others, an aggregate number of shares equal to the quotient of $15 million divided by the average price per share price of the Shares for the ten trading days prior to September 30, 1996. The Shares registered for sale by certain of the Reporting Persons pursuant to the First Shelf Registration Statement consist of: 97,500 Shares held by the Ellyn Robbins Family Trust; 142,500 Shares held by the Joel C. Okner Family Trust; 157,500 Shares held by the Samuel P. Okner Family Trust; and 116,564 Shares held by Samuel P. Okner. Such Reporting Persons for whom Shares have been registered pursuant to the First Shelf Registration Statement intend to sell all or a portion of the Shares registered thereunder from time to time to purchasers directly or by or through brokers, dealers, agents or underwriters, who may receive compensation in the form of underwriting discounts, concessions or commissions from them and/or purchasers of the Shares for whom they may act as agent.


   2. Item 5. Interests in Securities of the Issuer, is hereby amended by restating Item 5 as follows:

         The following information provided in this statement is based upon a total of 19,658,205 Shares outstanding. This total number of Shares outstanding is based on information provided by the Company that as of January 23, 1997, the Company had outstanding approximately 19,658,205 shares. The number of Shares reported below for each Reporting Person has been adjusted solely due to a 25% stock dividend which was paid on December 11, 1996.




                                                    Page 11  of 18 Pages

         (a)   Seymour N. Okner

         Seymour N. Okner beneficially owns 964,201 Shares, constituting approximately 4.9% of the Shares outstanding as described above.

         Samuel P. Okner Family Trust

         The Samuel P. Okner Family Trust beneficially owns 502,031 Shares, constituting approximately 2.6% of the Shares outstanding as described above.

         Ellyn Robbins Family Trust

         The Ellyn Robbins Family Trust beneficially owns 310,781
   Shares, constituting approximately 1.6% of the Shares outstanding as described above.

         Joel C. Okner Family Trust

         The Joel C. Okner Family Trust beneficially owns 454,219
   Shares, constituting approximately 2.3% of the Shares outstanding as described above.

         Samuel P. Okner

         Samuel P. Okner beneficially owns 820,761 Shares, constituting approximately 4.2% of the Shares outstanding as described above.

         Ellyn Robbins

         Ellyn Robbins beneficially owns 310,781 Shares, constituting approximately 1.6% of the Shares outstanding as described above.

         Joel C. Okner

         Joel C. Okner beneficially owns 454,219 Shares, constituting approximately 2.3% of the Shares outstanding as described above.

         Anne Okner

         Anne Okner beneficially owns 31 Shares and, due to her positions as Trustee of the Samuel P. Okner Family Trust, the Ellyn Robbins Family Trust, and the Joel C. Okner Family Trust, may be deemed to be the beneficial owner of 1,267,031 Shares, constituting, in the aggregate, approximately 6.4% of the Shares outstanding as described above.

         Debra Okner

         Debra Okner beneficially owns 31 Shares, constituting


                                                    Page 12  of 18 Pages
   approximately 0.0% of the Shares outstanding as described above.

         Other

         If the Reporting Persons are deemed, pursuant to Section 13(d)(3) under the Act, to be members of a "group," such group would beneficially own in the aggregate 2,550,024 Shares, constituting approximately 13.0% of the Shares outstanding as described above.

         (b)   Seymour N. Okner

         Seymour N. Okner has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 964,201 Shares, constituting approximately 4.9% of the Shares outstanding as described above.

         Samuel P. Okner Family Trust

         Acting through its Trustees, the Samuel P. Okner Family Trust has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 502,031 Shares, constituting approximately 2.6% of the Shares outstanding as described above.

         Ellyn Robbins Family Trust

         Acting through its Trustees, the Ellyn Robbins Family Trust has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 310,781 Shares, constituting approximately 1.6% of the Shares outstanding as described above.

         Joel C. Okner Family Trust

         Acting through its Trustees, the Joel C. Okner Family Trust has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 454,219 Shares, constituting approximately 2.3% of the Shares outstanding as described above.

         Samuel P. Okner

         Samuel P. Okner has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 318,730 Shares, and, in his capacity as co-Trustee of the Samuel P. Okner Family Trust, has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 502,031 Shares, constituting, in the aggregate, approximately 4.2% of the Shares outstanding as described above.

         Ellyn Robbins

         Ellyn Robbins, in her capacity as co-Trustee of the Ellyn Robbins Family Trust, has shared power to vote or direct the vote and

                                                    Page 13  of 18 Pages
   shared power to dispose or direct the disposition of 310,781 Shares, constituting approximately 1.6% of the Shares outstanding as described above.

         Joel C. Okner

         Joel C. Okner, in his capacity as co-Trustee of the Joel Co. Okner Family Trust, has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 454,219 Shares, constituting approximately 2.3% of the Shares outstanding as described above.

         Anne Okner

         Anne Okner has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 31 Shares, and, in her capacities as co-Trustee of the Samuel P. Okner Family Trust, the Ellyn Robbins Family Trust and the Joel C. Okner Family Trust, has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,267,031 Shares, constituting, in the aggregate, approximately 6.4% of the Shares outstanding as described above.

         Debra Okner

         Debra Okner has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 31 Shares, constituting approximately 0.0% of the Shares outstanding as described above.

         (c) Except as set forth above, none of the Reporting Persons beneficially owns any Shares or has effected any transactions in, or with respect to, Shares during the preceding 60 days.

         (d)  Not applicable.

         (e)  Not applicable.




                                                    Page 14  of 18 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: January 27, 1997

                           /s/ Seymour N. Okner
                           --------------------
                           Seymour N. Okner


                           SAMUEL P. OKNER FAMILY TRUST

                           By:/s/ Samuel P. Okner
                              -------------------
                                 Samuel P. Okner
                                 Co-Trustee

                           By:/s/ Anne Okner
                              --------------
                                 Anne Okner
                                 Co-Trustee


                           ELLYN ROBBINS FAMILY TRUST

                           By:/s/ Ellyn Robbins
                              -----------------
                                 Ellyn Robbins
                                 Co-Trustee

                           By:/s/ Anne Okner
                              --------------
                                 Anne Okner
                                 Co-Trustee


                           JOEL C. OKNER FAMILY TRUST

                           By:/s/ Joel C. Okner
                              -----------------
                                 Joel C. Okner
                                 Co-Trustee

                           By:/s/ Anne Okner
                              --------------
                                 Anne Okner
                                 Co-Trustee


                           /s/ Samuel P. Okner
                           -------------------
                           Samuel P. Okner

                                                    Page 15  of 18 Pages

                           /s/ Ellyn Robbins
                           -----------------
                           Ellyn Robbins


                           /s/ Joel C. Okner
                           -----------------
                           Joel C. Okner


                           /s/ Anne Okner
                           --------------
                           Anne Okner


                           /s/ Debra Okner
                           ---------------
                           Debra Okner




                                                    Page 16  of 18 Pages

                               EXHIBIT INDEX

   Exhibit No.              Document Description

         A.          Agreement pursuant to Rule 13d-1(f)(1)(iii).




                                                    Page 17  of 18 Pages